September 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Jay Ingram

Re:	Holley Inc.
Registration Statement on Form S-3
File No. 333-266779

Ladies and Gentlemen:

On behalf of Holley Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-266779), so that it will be declared effective on Tuesday, September 6, 2022 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact our legal counsel, Jay H. Knight, of Bass, Berry & Sims PLC at (615) 742-7756, if you have any questions concerning this request.

Very truly yours,

Holley Inc.

By:	/s/ Dominic Bardos
Dominic Bardos
Chief Financial Officer